UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dominion Resources Black Warrior Trust

Full Name of Registrant

Former Name if Applicable

Royalty Trust Management, Southwest Bank, 2911 Turtle Creek Boulevard, Suite 850

Address of Principal Executive Office (Street and Number)

Dallas, TX 75219

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dominion Resources Black Warrior Trust (the “Trust”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 (the “Form 10-Q”) within the prescribed time because as a result of the bankruptcy discussed in Exhibit A to the Form 12b-25, the Trust is unable to obtain, complete and review the required financial and other information, including examination of additional disclosure and adjustments regarding potential material impairment and going concern analyses, without unreasonable effort or expense. The Trust expects to file the Form 10-Q within five calendar days after the filing deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ron Hooper	(855)	588-7839
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements, including statements regarding the Trust’s financial results for the quarter and nine-month period ended September 30, 2015. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, unanticipated additional significant changes in results of operations for the quarter and nine-month period ended September 30, 2015 as compared to the quarter and nine-month period ended September 30, 2014.

Dominion Resources Black Warrior Trust
(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2015	By:	/s/ Ron Hooper
	Name:	Ron Hooper
	Title:	SVP Royalty Trust Management

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

To

Form 12b-25

Part IV, Item (3)

On July 28, 2015, the Trust announced that it received a letter from Walter Energy, Inc., the parent of Dominion Black Warrior Basin, Inc. (the “Company”), stating that it, together with certain of its subsidiaries and affiliates, including the Company (“Debtors”) filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code with the United States District Court for the Northern District of Alabama Southern Division (the “Bankruptcy Court”) on July 15, 2015 and that it has an agreement with lenders regarding a pre-negotiated restructuring plan. In the letter, Walter Energy, Inc. advised the Trust that it is not permitted to pay obligations that arose prior to July 15, 2015, including payments on the overriding royalty interests of the Trust (the “Royalty Interests”). Specifically, the Trustee was informed by Walter Energy, Inc. that it would not be paying the distribution to the Trust that would normally be paid by August 14, 2015 and normally would include payments on the Royalty Interests for the production months of April, May and June 2015, as well as the portion of any future quarterly distributions relating to production attributable to periods prior to July 15, 2015. Recent rulings by the Bankruptcy Court related to the Walter Energy bankruptcy proceeding described above and efforts by the Company to dissolve the Trust’s ownership of its interest in the Trust’s underlying properties could result in substantial impairment if no timely relief is provided by the Bankruptcy Court currently considering these issues or an appellate court.

The Trust anticipates that the Form 10-Q will report that the Trust did not receive any royalty income during the third quarter of 2015 compared to $1,848,299 during the third quarter of 2014. However, while not paid as a result of rulings by the Bankruptcy Court related to the Walter Energy bankruptcy proceeding described above, an amount of $983,828 was earned and was due to the Trust during the third quarter of 2015. The Trust anticipates reporting that it received royalty income amounting to $2,747,134 during the nine months ended September 30, 2015 compared to $5,395,991 during the nine months ended September 30, 2014.

The Trust also anticipates that the Form 10-Q will report the distributable loss for the third quarter of 2015 as $640,050, or a loss of $0.08 per unit, compared to distributable income for the third quarter of 2014 of $1,574,332, or $0.20 per unit. The Trust anticipates reporting that distributable income for the nine months ended September 30, 2015 was $1,439,261, or $0.18 per unit, compared to $4,440,130, or $0.57 per unit for the nine months ended September 30, 2014.

The Trust also anticipates that the Form 10-Q will report that general and administrative expenses during the third quarter of 2015 were $640,054 compared to $273,993 in the third quarter of 2014 and that interest income during the third quarter of 2015 amounted to $4 compared to $26 for the same period in 2014. The Trust anticipates reporting that general and administrative expenses during the nine months ended September 30, 2015 amounted to $1,307,904 compared to $956,037 for the nine months ended September 30, 2014 and that interest income during the nine months ended September 30, 2015 amounted to $31 compared to $176 for the nine months ended September 30, 2014. The Trust also anticipates that the Form 10-Q will report that as a result of rulings by the Bankruptcy Court related to the Walter Energy bankruptcy proceeding described above, the Trust does not anticipate making any further distributions in 2015. The Trust is still completing its examination of additional disclosure and adjustments regarding potential material impairment and going concern analyses.

The following table summarizes the differences between the two quarters ended September 30, 2015 and September 30, 2014.

	Three Months Ended September 30,
	2015	2014	Difference
Income:
Royalty income	$—	$1,848,299	$(1,848,299)
Interest income	4	26	(22)

Total income	$4	$1,848,325	$(1,848,321)

Expenses:
General and administrative	$(640,054)	$(273,993)	$366,061

Distributable (loss) income	$(640,050)	$1,574,332	$(2,214,382)

Distributable (loss) income per unit (7,850,000)	$(0.08)	$0.20	$(0.28)

The following table summarizes the differences between the two nine month periods ended September 30, 2015 and September 30, 2014.

	Nine Months Ended September 30,
	2015	2014	Difference
Income:
Royalty income	$2,747,134	$5,395,991	$(2,648,857)
Interest income	31	176	(145)

Total income	$2,747,165	$5,396,167	$(2,649,002)

Expenses:
General and administrative	$(1,307,904)	$(956,037)	$351,867

Distributable income	$1,439,261	$4,440,130	$(3,000,869)

Distributable income per unit (7,850,000)	$0.18	$0.57	$(0.39)

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